News Release
TSX:RMX | NYSE AMEX:RBY November 17, 2010

Rubicon Minerals Announces Initial Delineation Drill Results From the F2 Core Zone within the F2 Gold System, Red Lake, Ontario
- includes 16.59 oz/ton gold over 8.2 feet in newly identified northeast-trending subzone -
- cross-cuts expose F2 Core Zone and separate northwest hanging wall zone -

Rubicon Minerals Corporation (RMX:TSX | RBY:NYSE-AMEX) is pleased to provide an update on its underground delineation drill program being carried out on part of the F2 Core Zone, part of the F2 Gold System at its 100%-owned Phoenix Gold Project located in the heart of the prolific Red Lake Gold District of Ontario. The results below pertain to the initial 4,277 metres of a 27,000 metre delineation drill program. In addition, Rubicon is carrying out approximately 40,000 metres of exploration drilling in the larger F2 Gold System. New delineation drill results are shown in Table 1 and Figures 2, 3, 4 and 6.

The majority of the initial drill results are focused within +/-15 metres of the 305 metre level below surface. The delineation drilling is planned to further test a 150 metre (horizontal) x 200 metre (vertical) area within the F2 Core Zone of the F2 Gold System (Figures 1 and 5).  Initial drill results appear to be outlining several structurally-hosted, discrete sub zones trending at multiple angles including a significant northwest-trending component (parallel to the regional F2 fold trend direction). The active cross-cuts now expose areas of the initial delineation drilling in the F2 Core Zone and separate northwest hanging wall zone (Figure 2, 3 and 4) and the Company plans to post pictures of the cross cuts by the end of the week on its website.

Delineation Drilling - Northwest Hanging Wall Area

Drilling northwest of the 305-05 drill station has intersected a previously unrecognized northeast trending subzone to the northwest of the main area of delineation drilling (Figure 2 and 6). Highlights include hole D305-05-016 which returned 16.59 oz/ton gold over 8.2 feet (568.9 g/t gold over 2.5 metres), including 41.03 oz/ton gold over 3.3 feet (1,406.8 g/t gold over 1.0 metre) and hole D305-05-020 returned 2.74 oz/ton gold over 6.6 feet (93.8 g/t gold over 2.0 metres), including 5.34 oz/ton gold over 3.3 feet (183.0 g/t gold over 1.0 metre).  The majority of the mineralization in this zone is hosted by quartz veins, within a package of altered high titanium basalts and has currently been defined over a 55 metres strike length.

Delineation Drilling - Below 305 metre level

Hole D305-04-015 intersected 0.92 oz/ton gold over 19.0 feet (31.4 g/t gold over 5.8 metres) including a high-grade interval of 9.65 oz/ton gold over 1.6 feet (330.8 g/t gold over 0.5 metres) on the 310 metre level within strongly biotite-altered and quartz-veined high-titanium basalts (Figure 3 and 6).  Hole D305-05-003A intersected a broad zone of 0.20 oz/ton gold over 72.2 feet (7.0 g/t gold over 22.0 metres) containing two separate high-grade intervals of 0.93 oz/ton gold over 7.9 feet (31.9 g/t gold over 2.4 metres) and 0.73 oz/ton gold over 4.6 feet (25.0 g/t gold over 1.4 metres).

  PR10-19    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Delineation Drilling - Above 305 metre level

Above the 305 metre level (Figure 4 and 6), hole D305-04-017 intersected 1.35 oz/ton gold over 9.8 feet (46.3 g/t gold over 3.0 metres) within a broader zone of 0.46 oz/ton gold over 31.2 feet (15.6 g/t gold over 9.5 metres) southwest of the 305 level drift on the 293 metre level.  Northeast of the 305 level drift, drill hole D305-05-005 intersected 0.62 oz/ton gold over 16.4 feet (21.1 g/t gold over 5.0 metres) including 4.27 oz/ton gold over 2.0 feet (146.3 g/t gold over 0.6 metres)within a broader zone of 0.15 oz/ton gold over 87.2  feet (5.0 g/t gold over 26.6 metres) and D305-05-008 intersected 0.82 oz/ton gold over 9.8 feet (28.0 g/t gold over 3.0 metres) within quartz breccias contained within a broader zone of 0.17 oz/ton gold over 77.1 feet (5.7 g/t gold over 23.5 metres) respectively centered on the 296 metre level.

The gold mineralization both above and below the level occurs in multiple sub-parallel zones typically hosted by quartz breccias and variably altered mineralized high titanium basalt.  To date, delineation drilling demonstrates that the mineralization is vertically continuous over the 20 metres tested and, based on previous wider-spaced drilling below the current level, it is expected that continuity will extend to depth.

“The F2 Core Zone delineation holes confirm and extend results from wider spaced drilling and also provide evidence of new, previously unidentified sub-zones. We look forward to our initial resource estimate before month end as well as further results from the delineation drilling and additional exploration drilling designed to further test the limits of the large F2 Gold System,” stated David Adamson, President and CEO.

Rubicon Minerals Corporation is a well-funded exploration and development company, focused on exploring and developing its high-grade gold discovery at its Phoenix Project in Red Lake, Ontario. Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine.

RUBICON MINERALS CORPORATION
"David W. Adamson"
President & CEO

PR10-19    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Table 1:  Assay Results

Hole	Elevation Level	Gold (g/t)	Width (m)	Gold (oz/t)	Width (ft)	9X Target Area
Northwest Hanging Wall Area
D305-05-013	304	17.0	1.8	0.50	5.9	1
	303	5.6	3.6	0.16	11.8	1
	303	26.5	1.0	0.77	3.3	1
D305-05-014	302	669.1	0.8	19.52	2.6	1
D305-05-015	303	5.2	4.1	0.15	13.4	1
D305-05-016	295	568.9	2.5	16.59	8.2	1
Incl.	295	1406.8	1.0	41.03	3.3	1
D305-05-017	304	6.7	6.3	0.20	20.7	1
Incl.	304	17.4	1.5	0.51	4.9	1
And Incl.	304	38.5	0.5	1.12	1.6	1
D305-05-018	Anomalous
D305-05-019	Anomalous
D305-05-020	297	93.8	2.0	2.74	6.6	1
Incl.	297	183.0	1.0	5.34	3.3	1
Below 305 metre Level in Core Area
D305-05-003A	308	7.0	22.0	0.20	72.2	1
Incl.	308	17.6	5.0	0.51	16.4	1
And Incl.	309	31.9	2.4	0.93	7.9	1
Or	309	25.0	1.4	0.73	4.6	1
D305-05-009	308	5.3	2.5	0.15	8.2	1
	309	5.9	17.5	0.17	57.4	1
Incl.	309	18.6	1.0	0.54	3.3	1
or	310	16.0	4.3	0.47	14.1	1
And Incl.	310	31.8	1.7	0.93	5.6	1
	311	6.9	4.5	0.20	14.8	1
Incl.	311	10.2	2.7	0.30	8.9	1
D305-05-012	310	8.3	43.0	0.24	141.0	1
Incl.	309	16.1	4.0	0.47	13.1	1
Or	311	16.7	14.7	0.49	48.2	1
And Incl.	312	23.6	5.2	0.69	17.1	1
D305-05-012	313	5.4	3.9	0.16	12.8	1
D305-05-006	Anomalous

PR10-19    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Table 1:  Assay Results (continued)

Hole	Elevation Level	Gold (g/t)	Width (m)	Gold (oz/t)	Width (ft)	9X Target Area
D305-04-003	311	5.2	16.0	0.15	52.5	1
Incl.	310	9.8	2.0	0.29	6.6	1
Or	311	17.5	1.6	0.51	5.2	1
D305-04-003	313	29.8	0.8	0.87	2.6	1
D305-04-006	309	32.5	0.5	0.95	1.6	1
	313	6.3	1.6	0.18	5.2	1
D305-04-009	311	5.0	2.2	0.15	7.2	1
D305-04-012	Anomalous
D305-04-015	310	31.4	5.8	0.92	19.0	1
Incl.	310	330.8	0.5	9.65	1.6	1
D305-04-018	Anomalous
Above 305 metre Level in Core Area
D305-05-001	302	5.6	18.5	0.16	60.7	1
Incl.	302	17.9	3.6	0.52	11.6	1
And Incl.	302	38.7	1.6	1.13	5.1	1
D305-05-002	297	5.2	16.0	0.15	52.5	1
Incl.	296	16.4	3.7	0.48	12.1	1
And Incl.	296	37.2	1.0	1.09	3.3	1
D305-05-004	301	11.4	2.0	0.33	6.4	1
Incl.	301	21.0	1.0	0.61	3.3	1
D305-05-005	296	5.0	26.6	0.15	87.2	1
Incl.	297	21.1	5.0	0.62	16.4	1
And Incl.	297	146.3	0.6	4.27	2.0	1
D305-05-007	301	5.5	28.2	0.16	92.5	1
Incl.	302	19.5	1.8	0.57	5.9	1
Or	301	16.2	3.2	0.47	10.5	1
D305-05-008	296	5.7	23.5	0.17	77.1	1
Incl.	297	28.0	3.0	0.82	9.8	1
D305-05-010	303	5.0	9.5	0.15	31.2	1
Incl.	303	10.5	2.1	0.31	6.9	1
D305-05-011	303	6.5	3.7	0.19	12.1	1
Incl.	303	14.0	1.5	0.41	4.9	1
D305-05-011	295	5.8	2.7	0.17	8.9	1
D305-04-001	302	5.6	12.8	0.16	42.0	1
Incl.	302	22.9	1.9	0.67	6.2	1

PR10-19    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Table 1:  Assay Results (continued)

Hole	Elevation Level	Gold (g/t)	Width (m)	Gold (oz/t)	Width (ft)	9X Target Area
D305-04-002	295	5.0	11.4	0.15	37.2	1
Incl.	295	12.4	3.0	0.36	9.8	1
D305-04-004	Anomalous
D305-04-005	296	12.0	1.0	0.35	3.3	1
	293	5.3	7.2	0.15	23.6	1
Incl.	293	16.3	1.0	0.48	3.3	1
D305-04-007	302	5.1	3.4	0.15	11.2	1
D305-04-008	Anomalous
D305-04-010	302	5.9	2.5	0.17	8.2	1
D305-04-011	295	18.5	1.0	0.54	3.3	1
D305-04-013	Anomalous
D305-04-014	293	9.8	2.8	0.29	9.2	1
D305-04-016	Anomalous
D305-04-017	294	15.6	9.5	0.46	31.2	1
Incl.	293	46.3	3.0	1.35	9.8	1
D305-04-019	289	5.7	2.3	0.17	7.5	1
D305-04-020	274	5.8	1.9	0.17	6.2	1
Holes with the prefix ‘D305’were drilled from underground on the 305 metre level and are part of the delineation program. Assays are uncut. Reported results satisfy the following cut-off criteria: An intercept equal to or greater than 10 g/t gold (gram) x (metre) product value and possessing an average grade of equal to or greater than 5.0 g/t gold.
Anomalous holes satisfy the following criteria:  >2.5 gram gold x metre product and > 2 g/t gold.  A complete listing of results to date for the F2 Gold System is available at www.rubiconminerals.com.

PR10-19    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Figure 1: F2 Gold System Plan Map

PR10-19    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Figure 2: Plan map showing the northwest hanging wall zone
(results included for the 265 through 305 metre levels)

PR10-19    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Figure 3: Plan Map showing the core zone area delineation drill results below the 305 metre level
(results included for the 305 through 345 metre levels)

PR10-19    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Figure 4: Plan Map showing the core zone area delineation drill results above the 305 metre level
(results included for the 265 through 305 metre levels)

PR10-19    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Figure 5:  Composite Long Section Looking Northwest and 9X Target

PR10-19    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Figure 6: Detailed Composite Long Section of Delineation Drill area, Looking Northwest
(New results for 155m thick section only)

PR10-19    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Assaying and Qualified Person
Assays were conducted on sawn NQ-sized half core sections. Delineation drilling intercepts represent horizontal thickness which. at this time, are interpreted to be true thickness. The saw blade is routinely cleaned between samples when visible gold is noted during logging and sampling of the drill core. Assays were conducted by SGS Minerals Services using standard fire assay on a 30 gram (1 assay ton) sample with a gravimetric finish procedure. Assays are uncut as is standard practice in Red Lake. Standards, blanks and check assays were included at regular intervals in each sample batch. Check assays on 5% of samples are carried out at a third party independent laboratory. Gold standards were prepared by CDN Resource Laboratories Ltd. Work programs in this release were supervised by Terry Bursey, P.Geo., Regional Manager for Rubicon and the project Qualified Person under the definition of NI 43-101.

Forward Looking Statements
This news release contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and "forward looking information" within the meaning of applicable Canadian provincial securities legislation (collectively, "forward-looking statements") . Forward-looking statements often, but not always, are identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "targeting" and "intend" and statements that an event or result "may", "will", "should", "could", or "might" occur or be achieved and other similar expressions. Forward-looking statements in this document include statements regarding the timing and nature of future exploration programs which are dependent on projections which may change as drilling continues, or if unexpected ground conditions are encountered. In addition, areas of exploration potential are identified which will require substantial drilling to determine whether or not they contain similar mineralization to areas which have been explored in more detail. The description of the extent of mineralized zones is not intended to imply that any economically mineable estimate of reserves or resources exists on the Phoenix project. Similarly, although geological features of the F2 Gold System are interpreted to show similarities to nearby gold producing mines owned by third parties, this should not be interpreted to mean that the F2Gold System has, or that it will, generate similar reserves or resources. Significant additional drilling is required at F2 to fully understand system size before a meaningful resource calculation can be completed.

The forward-looking statements that are contained in this news release are based on various assumptions and estimates by the Company and involve a number of risks and uncertainties. As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions. These statements are based on a number of assumptions, including assumptions regarding general market conditions, timing and receipt of regulatory approvals, the ability of the Company and other relevant parties to satisfy regulatory requirements, the availability of financing for proposed transactions and programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements, there may be other factors which cause actual results to differ.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

PR10-19 For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6
______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.